# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST TRUST EXCHANGE-TRADED FUND VI, CIK 0001552740
CUSIP: 33738R795
Title of class of securities: EXCHANGE TRADED PRODUCT
Address of issuer's principal executive offices: 120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, Illinois (IL), 60187
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001897144

## Reporting persons
- WIN ADVISORS, INC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 0; sole dispositive power 86,501; shared dispositive power 0; aggregate amount beneficially owned 86,501 (9.6% of the class)

## Item 1. Issuer
Name of issuer: FIRST TRUST EXCHANGE-TRADED FUND VI
Address of issuer's principal executive offices:
120 EAST LIBERTY DRIVE, SUITE 400, WHEATON, ILLINOIS
60187

## Item 2. Person Filing
Name of person filing: WIN ADVISORS, INC
Address of principal business office or, if none, residence:
11440 NORTH JOG RD
PALM BEACH GARDENS, Florida
33418-3764
Citizenship: WIN ADVISORS, INC - FLORIDA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 86,501
Percent of class: 9.6
Sole power to vote or to direct the vote: WIN ADVISORS, INC - 0
Shared power to vote or to direct the vote: WIN ADVISORS, INC - 0
Sole power to dispose or to direct the disposition: WIN ADVISORS, INC - 86,501
Shared power to dispose or to direct the disposition: WIN ADVISORS, INC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WIN ADVISORS, INC: MARY THERESE WALSH, CHIEF COMPLIANCE OFFICER (08/18/2025)